SIDLEY AUSTIN llp 787 Seventh Avenue New York, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BOSTON BRUSSELS CHICAGO DALLAS GENEVA	HONG KONG HOUSTON LONDON LOS ANGELES NEW YORK PALO ALTO	SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
Founded 1866

March 6, 2015

VIA ELECTRONIC FILING

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BlackRock Large Cap Core Plus Fund of BlackRock Large Cap Series Funds, Inc. Post-Effective Amendment No. 33 to Registration Statement on Form N-1A
(File Nos. 333-89389 and 811-09637)

Ladies and Gentlemen:

On behalf of BlackRock Large Cap Series Funds, Inc. (the “Corporation”), transmitted herewith for filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”), is Post-Effective Amendment No. 33 to the Corporation’s Registration Statement on Form N-1A (the “Registration Statement”) with respect to its portfolio, BlackRock Large Cap Core Plus Fund (the “Fund”). The Registration Statement is being filed to revise the Fund’s prospectus to include the amended investment process, strategies, risk factors and portfolio management team and to add a performance benchmark. The Fund will change its name to BlackRock Event Driven Equity Fund. The Registration Statement also contains an updated Statement of Additional Information relating to the Fund that includes changes to the Fund’s non-fundamental investment restrictions.

In Investment Company Act Release No. 13768 (February 15, 1984) (the “Release”), the Division of Investment Management announced review procedures for investment companies providing for expedited cursory or partial review of investment company registration statements, in the discretion of the staff, if certain conditions are met. The Release requests that information be furnished to the staff with respect to the extent that the filing contains disclosure information which is similar to information previously reviewed by the staff in other filings of the same complex.

In that regard, reference is made to Post-Effective Amendment No. 256 to the Registration Statement on Form N-1A of BlackRock FundsSM, on behalf of BlackRock Disciplined Small Cap Core Fund, which was filed on December 17, 2012 (the “Prior Filing”). While the Fund’s Prospectus and Statement of Additional Information are filed on a stand-alone

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

basis, the disclosure therein is substantively similar to the Prior Filing with respect to the following matters:

Prospectus:

  Account Information
  General Information
  For More Information

Part II of the Fund’s Statement of Additional Information is substantially similar to that contained in the Prior Filing.

We would be pleased to provide you with any additional information you may require or with copies of the materials referred to above. We would appreciate any comments the Commission staff may have as soon as possible.

Please direct any communications relating to this filing to Jesse C. Kean at (212) 839-8615.

Very truly yours,

/s/ Jesse C. Kean

Jesse C. Kean

Enclosures

cc: John A. MacKinnon

Benjamin Archibald

Gregory Daddario

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